DORN & CO., INC.
RULE 15C3-3
DECEMBER 31, 2015

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries not accounts, does not hold funds at securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

See Auditor's report